CUSIP No. 83408W103	SCHEDULE 13D	Page 5 of 5

Exhibit 7.02

January 30, 2018

The Board of Directors

Changyou.com Limited

Changyou Building

Raycom Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043, People’s Republic of China

Re: Previously Submitted Preliminary Non-binding Proposal to Acquire All Outstanding Shares in Changyou.com Limited (the “Company”)

Dear Members of the Board of Directors:

Reference is made to the preliminary non-binding proposal, dated May 22, 2017 (the “Original Proposal”), submitted by the undersigned, Mr. Charles Zhang, chairman of the board of directors (the “Board”) of the Company, to acquire all of the outstanding Class A and Class B ordinary shares of the Company (the “Shares”), including Shares represented by American depositary shares (“ADS”) (the “Proposed Transaction”), at a purchase price equal to US$21.05 per share (or $42.10 per ADS).

I very much appreciate the time spent and effort made by the special committee (the “Special Committee”) of the Board and its advisors to date in considering the Original proposal. I am submitting this letter to reaffirm my commitment to the Proposed Transaction and to advise the Board that I am reviewing the purchase price proposed in the Original Proposal.

My decision to review the purchase price proposed in the Original Proposal has been a difficult one but is necessitated by the tougher than expected environment faced by the Company and the Proposed Transaction, including in particular, since the Original Proposal: (i) the weaker than expected financial and operational performance of the Company as identified, among other things, in the Company’s earnings releases since the Original Proposal, (ii) the increased competitiveness in the Chinese online gaming market, and (iii) strengthened regulatory oversight on Chinese outbound mergers and acquisitions transactions.

I continue to be fully committed to the Proposed Transaction and look forward to continue working with the Special Committee and its advisors. Should you have any questions, please do not hesitate to contact the undersigned.

/z/ Charles Zhang
Charles Zhang